FOR IMMEDIATE RELEASE

Contact:

Gad Goldstein, President, Formula Systems (1985) Ltd.
011-972-9-959-8800

Dennis S. Dobson Inc. for Formula Systems (1985) Ltd.
203-255-7902

FORMULA SYSTEMS (1985) LTD. PLANS TO SPIN OFF SHARES OF FORMULA VISION TECHNOLOGIES (F.V.T.) LTD. TO FORMULA SHAREHOLDERS;

Herzliya, Israel, September 18 2006 — Formula Systems (1985) Ltd. (Nasdaq: FORTY), a leading provider of information technology products, solutions and services, today announced that its Board Of Directors is scheduled to convene and decide on a proposed spin-off of the ordinary shares of Formula Vision Technology (F.V.T.) Ltd. ("Vision"), an Israeli corporation traded on the Tel Aviv Stock Exchange, by way of a dividend to Formula's shareholders. Formula holdings in Vision represent approximately 57% of the outstanding Vision ordinary shares.

FIMGold Limited Partnership has notified Formula that such distribution of Vision's shares to Formula's shareholders shall not affect the purchase price of Formula's shares in the previously reported transaction between Emblaze Ltd. and FIMGold ("the Transaction") (as reported by the Company on September 12, 2006).

Additional relevant details regarding the planned distribution will be reported by the Company to the extent approved by Formula’s Board of Directors.

Formula also announced, that following the Transaction, although certain changes are expected in the composition of Formula’s Board, it is anticipated that Dan Goldstein will continue to serve as Vision's Chairman and CEO, and concentrate mostly on cultivating Vision's start up companies and that Gad Goldstein, President of Formula, will manage Formula and Formula's remaining holdings in the large companies.

Gad Goldstein, Formula's President said: "The heterogeneous portfolio of Formula makes it difficult for investors to appraise the progress of their investments. The large, operational companies are judged mainly by business parameters such as sales turnover and operational profits whereas Vision’s model is based on value enhancement of the younger, smaller companies while exploring exit possibilities and with less emphasis on current performance.

The spin off will enable investors to choose the investment that suits them in terms of risk level and potential profit yield.

Because of my belief in the performance of Formula and in the success of Vision’s model, I intend to continue to hold shares of both companies in my portfolio."

Formula Systems (1985) Ltd.  (NASDAQ: FORTY):

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Formula Vision Technologies (F.V.T.) Ltd:

Formula Vision is a managing and holding company, guiding a group of privately held IT companies with innovative, proprietary technologies and solutions targeting international markets. Formula Vision holds a controlling interest in some of these privately held companies and a minority interest in the other members of the group.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statements contained in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially.  These risks and uncertainties include, but are not limited to: successful consumption of the transactions contemplated in this press release, market demand for the companies' products, dependence on strategic partners, integration of new business, successful implementation of the companies' products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula's Securities and Exchange Commission filings, including its most recent annual report on Form 20-F.  Formula undertakes no obligation to publicly release any revision to any forward looking statement.

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